

March 18, 2011

Via E-mail
Mark Garrett
Executive VP and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

> **Re: Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended December 3, 2010**
> **Filed January 27, 2011**
> **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your letter dated March 11, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2011.

Form 10-K for the Fiscal Year Ended December 3, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Income Taxes, page 61

1.   We reissue part of our prior comment 1 to tell us if certain countries had a significant impact on your effective tax rate. If so, then tell us how you considered disclosing this information, given that foreign jurisdictions had a significant impact on your effective tax rate.

Liquidity and Capital Resources, page 72

2.   We note your response to prior comment 2 and your liquidity discussion on page 75. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

        You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief